Exhibit 99.1

OneSmart Announces Appointment of Chief Technology Officer

SHANGHAI, February 18, 2020 /PRNewswire/ — OneSmart International Education Group Limited (NYSE: ONE) (“OneSmart” or the “Company”), a leading premium K-12 education company in China, today announced that it has appointed Mr. Tuanwei Shi as Chief Technology Officer (“CTO”), effective February 17, 2020, as part of its ongoing efforts to upgrade management team to lay the foundation for growth in the next decade.

As CTO, Mr. Shi will be responsible for overseeing operations at OneSmart’s Research and Technology Center in which he will play a critical role expanding the rollout of OneSmart’s online strategy and further integrating its cutting-edge online-merge-offline (“OMO”) technologies with OneSmart Online. Mr. Shi will report directly to Mr. Xi (Steve) Zhang, Chairman and Chief Executive Officer.

Mr. Shi has extensive experience leading key research and development initiatives for various online services and products in the online entertainment, e-commerce, and education sectors. Prior to joining the Company, Mr. Shi served in several senior roles across leading internet companies, including Baidu, Bilibili and LAIX Inc. Mr. Shi received his Master’s Degree in Computer Science and Technology from Hohai University.

The Company has reinforced the management team to reflect its position as a leading premium education service provider in both offline and online space and its commitment to improve customer satisfaction and further optimize operations to ensure profitable growth. Bringing Mr. Shi onboard follows the appointment of Mr. Jinshu Ke as Chief Education Officer who has over 25 years of experience across government relations and education and Mr. Todd (Yong) Liang as Chief Human Resources Officer who has over 20 years of experience in human resource management serving in a number of well-respected global companies in China.

“With the appointment of Mr. Shi, we are strengthening our ability to provide high-quality online courses and develop cutting-edge technologies to integrate our offline platform with our online platform OneSmart Online. I am confident that Mr. Shi’s technical experience will be instrumental in ushering OneSmart into its next growth phase. With the additions of Tuanwei, Jinshu and Todd to our management team, we will continue to enhance our premium brand and services, improve our technology strengths and deliver the best curriculum-based solutions to students, both online and offline. I look forward to working closely with them going forward,” commented Mr. Steve Zhang, Chairman and Chief Executive Officer of OneSmart.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. OneSmart may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about OneSmart’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: OneSmart’s goals and strategies; its future business development, financial condition and results of operations; its ability to continue to penetrate premium K-12 after-school education services market; diversify and enrich our education offerings; enhance the development and management of our teacher team and teaching materials; competition in our industry in China; its ability to maintain and expand online education presence; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect our students’ information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and OneSmart does not undertake any obligation to update such information, except as required under applicable law.

About OneSmart

Founded in 2008 and headquartered in Shanghai, OneSmart International Education Group Limited is a leading premium K-12 education company in China. Since commencement of our business, our vision is to build the most trusted “Third Classroom” outside of home and school and our mission is to bring out the utmost learning power in each student by cultivating his or her study motivation, capability and perseverance, and enable our students to pursue their life-long success. Our company culture is centered on the core values of customer focus, execution, innovation and teamwork.

The Company has built a comprehensive premium K-12 education platform that encompasses OneSmart VIP business (Premium K-12 1-on-1 training services), HappyMath (Premium math education programs), and FasTrack English (Premium English education programs). As of August 31, 2019, OneSmart operates a nationwide network of 432 learning centers across 35 cities in China.

For more information on OneSmart, please visit http://www.onesmart.investorroom.com.

For more information, please contact:

OneSmart

Ms. Rebecca Shen

+86-21-5255-9339 ext. 8139

ir@onesmart.org

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In the US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com